EXHIBIT 6

Letter from Clinton Group, Inc. to Porter Bancorp, Inc. dated August 5, 2011.

CLINTON GROUP, INC.
9 West 57th Street, 26th Floor
New York, New York 10019

August 5, 2011

By Facsimile and Fedex

Mr. David L. Hawkins
Chairman, Risk Policy and Oversight Committee
Board of Directors
Porter Bancorp, Inc.
2500 Eastpoint Parkway
Louisville, Kentucky 40223

RE:  Role of the Oversight Committee

Dear Mr. Hawkins:

We read with interest the brief Form 8-K disclosure of Porter Bancorp, Inc. (the “Company” or “Bank”) filed on August 1, 2011 concerning the establishment of a Risk Policy and Oversight Committee of the Board of Directors (the “Committee”).

We welcome this development and believe the Committee can serve to protect the safety and soundness of the Bank and the opportunity for value creation for the Company’s shareholders.  And, we appreciate your willingness, and that of your fellow independent directors, to serve on the Committee.

We would be pleased to present our views on steps the Committee should take at any time convenient to the Committee. In summary, we believe the Committee should immediately undertake a study of the following areas of the Bank’s operation and report publicly to the shareholders on the Committee’s findings:

•
Underwriting standards, especially with respect to construction and development loans. We are quite concerned that advances on such loans were made to developers who seemingly had not achieved appropriate milestones. As a result, we understand the Bank’s OREO portfolio have several assets where the loan exposures were or are significantly larger than the cost of the land and improvements.

David L. Hawkins
August 5, 2011

•
Documentation and due diligence. We have been told there has been a lack of thorough due diligence and underwriting of projects and sponsors, and a lack of documentation of the underwriting that did take place.

•
Quality of appraisals and appraisal oversight. We have reason to believe that at least some of the appraisals upon which the Bank has relied did not meet professional standards, may not reflect (then or current) market values and may have been conducted by related parties.

•
The failure to recruit and retain a qualified team to market and dispose of OREO. Given the level of NPAs and OREO, we are surprised that it took the Bank so long to put a stable team of qualified people in place. We understand the Bank has had difficulty retaining qualified people to assist in this effort.

•
The “Friends of the Bank” culture and programs that, we are told, provide certain individuals and organizations that have connections with the Chairman or the CEO with better than arm’s length terms on loans.

•
Amendment and restructuring of loans for the benefit of borrowers without any requirement that the borrower contribute additional collateral or otherwise increase their equity commitment to the projects being financed.

•	Methodology for valuing OREO and NPAs. We understand that some of the OREO portfolio is valued on the balance sheet above the prices at which the Bank has offered to sell those assets.

•
The concentration of construction and development loans. We believe the Bank had pursued (and continues to pursue) an ill-advised focus on making construction and development loans, unduly exposing the Bank and its shareholders to Kentucky real estate prices. Surely, the loan book could be more diversified.

•	Late recognition of the macro real estate trends in Kentucky. We understand that the Bank continued to loan money as the market turned in 2007 and was one of the last lenders providing capital.

As we have said, we believe the Board must undertake a review of the executive leadership of the Bank and determine, for the health of the Bank and the good of shareholders, whether the current Chief Executive Officer – who got the Bank and its investors into this difficult position

David L. Hawkins
August 5, 2011

with OREO, NPAs and the regulators – is the best manager to lead us out of the problems. Given the number and severity of the issues raised by the regulators (to say nothing of their specific requirement for an independent consultant to assess whether the Bank has “qualified management”), we believe the time has come for a change in management.

We also believe the Committee and the Bank should undertake an analysis of the need for additional capital to remain a safe and sound institution. We believe that once the OREO and NPA portfolios are marked accurately, the Bank will require additional capital. In all events, once the FDIC and Kentucky regulators can be satisfied (and remove their limitations on the Bank’s growth), it will be necessary to raise additional capital to fully realize the Bank’s potential, in our view. If the Bank is to raise such capital, it should be done in a manner that does not disadvantage the Bank’s current investors.

Finally, as noted, we believe the Committee should report to shareholders as soon as practicable, and regularly, on its progress and findings. The public shareholders are entitled to transparency and a forthright assessment of the Bank’s leadership and risk controls.

We would be remiss not to note that we are pleased the Company took some positive, though admittedly just initial, steps in cleaning up its balance sheet in the second quarter. These steps reflect the accuracy of what we have been saying to you all along: that the assets set forth in your financials have been substantially overstated, that your reserves were inadequate, that the appraisals you were using to support the real estate values were incorrect, and that you needed to more aggressively dispose of NPAs. We believe there are more write-downs to take and significantly more reforms to the Bank’s policies and procedures to be implemented. But we appreciate the good start and would be pleased to continue to be helpful to the Bank.

We renew our demand that the Company (i) expand its Board to add a Clinton designated person; (ii) make us whole for losses we have suffered because of the Company’s improper disclosures and asset classifications and valuations; and (iii) raise additional capital, if at all, in a manner that does not disadvantage us. We reserve all our rights.

Very truly yours,

CLINTON GROUP, INC.
By:	/s/
Name:
Title:

cc:            Members of the Board of Directors, Porter Bancorp, Inc.
Alan MacDonald, Esq.
Charles C. Mihalek, Esq.
James Straus, Esq.
Marc Weingarten, Esq.